SECU [barcode] 09042051 MISSION

SEC Mail Processing Section

AUG 14 2009

Washington, DC 122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Financial Group, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Old Country Road - Suite 104
(No. and Street)

Garden City (City) New York (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee DeLorenzo 516-222-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner & Zwerman LLP
(Name – *if individual, state last, first, middle name*)

450 Wireless Blvd. (Address) Hauppauge, (City) New York (State) 11788 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I, Lee DeLorenzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Financial Group Ltd., as of 6/30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

MARIANNE HOCKNELL
Notary Public, State of New York
No. 01HO5017873
Qualified in Suffolk County
Commission Expires Sept. 13, 2009

Marianne Hocknell
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED FINANCIAL GROUP, LTD.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

JUNE 30, 2009

UNITED FINANCIAL GROUP, LTD.

TABLE OF CONTENTS

JUNE 30, 2009

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
United Financial Group, Ltd.
Garden City, NY

We have audited the accompanying statement of financial condition of United Financial Group, Ltd. as of June 30, 2009 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Financial Group, Ltd. at June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
July 14, 2009

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2009

ASSETS

Cash in bank		$158,773
Commissions receivable		18,198
Prepaid expenses		3,030
Furniture and office equipment	$26,553	
Less accumulated depreciation	(24,866)	
Total furniture and office equipment		1,687
TOTAL ASSETS		$181,688

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$16,479
Due to related party		8,269
		24,748
STOCKHOLDER'S EQUITY		
Common stock-200 shares of no par value authorized, issued and outstanding	$1,000	
Additional paid-in capital	25,000	
Retained earnings	130,940	
Total stockholder's equity		156,940
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$181,688

The accompanying notes are an integral part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2009

Revenue	
Commissions	$426,492
Miscellaneous income	2,500
Dividends and interest	572
Total revenue	429,564
Expenses	
Employee compensation and benefits	237,384
Administrative expenses per expense sharing agreement	70,208
Insurance	16,941
Professional fees	25,037
Consultants	45,180
Education, licenses and dues	1,919
Printing and office expenses	2,517
Depreciation	440
Other expenses	6,198
Total expenses	405,824
Net income from operations before income taxes	23,740
Provision for income taxes	7,679
Net income	$16,061

The accompanying notes are an integral part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
FOR THE YEAR ENDED JUNE 30, 2009

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance 7/1/08	$1,000	$25,000	$214,879	$240,879
Net income		0	16,061	16,061
Dividends			(100,000)	(100,000)
Balance 6/30/09	$1,000	$25,000	$130,940	$156,940

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2009

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$16,061
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	440
Changes in assets and liabilities:	
(Increase) in commissions receivable	(8,252)
Decrease in prepaid expenses	7,679
Increase in accounts payable and accrued expenses	644
Net cash provided by operating activities	16,572
CASH FLOW FROM FINANCING ACTIVITIES	
Increase in due to related party	728
Dividends paid	(100,000)
Net cash (used in) financing activities	(99,272)
Net (decrease) in cash	(82,700)
Beginning cash balance	241,473
Ending cash balance	$158,773

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Income taxes paid	$7,679

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

NOTE 1: ORGANIZATION

United Financial Group, Ltd. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was founded in August of 1981. It provides individual investors a full-service network for the execution and clearance of trades (mutual funds only), and financial advice. The Company does not directly exchange or handle any securities. In addition, the Company is a licensed insurance brokerage, and sells various health, life, disability and annuity policies. The Company's office is located in Garden City, N.Y. and most of the Company's clients are located in the New York metropolitan area.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

INCOME TAXES

United Financial Group, Ltd. files a federal income tax return and the appropriate state and city income tax returns. Income tax liabilities and expenses are included herein.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

PROPERTY AND EQUIPMENT (Continued)

Property and equipment are depreciated using both straight line and accelerated methods over lives prescribed by federal tax law and regulations. These lives do not materially differ from lives prescribed by generally accepted accounting principles.

SECURITY TRANSACTIONS AND COMMISSIONS INCOME

General securities transactions are recorded on a trade date basis. Pursuant to SEC rule 15c3-3, mutual fund and unit investment trust transactions are recorded on a trade date basis. Commission income and related clearing expenses are recorded on a trade date basis.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the Company uses.

VARIABLE INTEREST ENTITIES AND NEW ACCOUNTING STANDARDS FIN NO. 46

The Financial Accounting Standards Board (FASB) issued Interpretation Number 46, as revised (FIN 46R), that requires the consolidation of certain "variable interest entities" under generally accepted accounting principles. The Company has considered its relationships with related entities and determined that it is not a primary beneficiary and, therefore, not required to consolidate the accounts of any variable interest entity for the year ended June 30, 2009.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 in July 2006. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FASB Interpretation No. 48 ("FIN-48") provides guidance and introduces the "more-likely-than-not" recognition threshold to be used in the measurement and evaluation of tax positions taken, or expected to be taken, on a tax return.

On December 30, 2008, FASB issued FASB Staff Position FIN 48-3 which permits non-public enterprises to defer application of FIN-48 until 2009.

The Company has elected to defer application of FIN-48 until 2009. Management will review the Company's income tax returns and compile an inventory of possible uncertain tax positions to be addressed at June 30, 2010 when FIN-48 will be implemented.

NOTE 3: COMMITMENTS

GARDEN CITY OFFICE LEASE

The Company maintains offices at 666 Old Country Road, Garden City, N.Y. The lessee of the premises is United Asset Strategies, Inc., a related corporation. The premises are provided to the Company under an expense sharing agreement. (See Note 7).

NOTE 4: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. At June 30, 2009 the Company had net capital of $134,025, which was $129,025 in excess of its required net capital of $5,000. The Company's net capital ratio was .18 to 1.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

CONTINUED

NOTE 5: 401-K PROFIT SHARING PLAN

The Company maintains a 401(k) Retirement Plan covering all employees that meet requirements of the Plan. The Plan allows each employee to make discretionary contributions up to the Internal Revenue Code's annual limitations. At the discretion of the stockholders, the Company may make matching contributions to the Plan of an amount up to 50% of eligible employees' contributions and a profit sharing contribution, which historically has ranged between 0% to 5% of compensation.

The Company elected not to contribute to the Profit Sharing Plan this year. The 401(k) matching contributions for the year ended June 30, 2009 ~~was~~ WERE $3,062.

NOTE 6: RECONCILIATION OF FINANCIAL STATEMENTS HEREIN TO FOCUS REPORTS (FORM X-17a-5 Part II c filing)

No material differences exist between the amounts used in the computation of net capital (per Uniform Net Capital Rule 15c3-1) and the Company's previously filed unaudited quarterly Focus reports.

NOTE 7: RELATED PARTY TRANSACTIONS

On July 1, 2000, United Asset Strategies, Inc. ("UASI") and the Company entered into an expense sharing agreement. The agreement was modified on July 1, 2008. The principal stockholder of the Company owns 100% of UASI. UASI pays various administrative expenses and the Company reimburses UASI on a regular basis.

Total reimbursed expense for the year ended June 30, 2009 was $70,208. It consisted of the following:

Employee compensation and benefits	$ 48,106
Office and telephone expenses	13,462
Occupancy	8,331
General liability insurance	309
Total reimbursed expense	$ 70,208

Pursuant to the above agreement the Company owed UASI $ 8,269 at June 30, 2009.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

CONTINUED

NOTE 8: UNINSURED CASH BALANCES

The Company maintains cash balances with high quality financial institutions and may periodically exceed the federally insured limit of $250,000. Amounts in excess of the insured limit were $ -0- at June 30, 2009.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
United Financial Group, Ltd.
Garden City, N.Y.

We have audited the accompanying financial statements of United Financial Group, Ltd. as of and for the year ended June 30, 2009 and have issued our report thereon dated July 17, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 11 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
July 14, 2009

UNITED FINANCIAL GROUP, LTD.
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2009

Credits		
Shareholder's equity		$156,940
Debits		
Commissions receivable	$18,198	
Other assets	3,030	
Furniture and office equipment (net)	1,687	
		(22,915)
Net Capital		$134,025
Minimum Net Capital Required		$ 5,000
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$16,479	
Due to affiliate	8,269	
Total Aggregate Indebtedness		$ 24,748
Excess net Capital at 1500%		$132,377
Excess net Capital at 1000%		$131,550
Ratio: Aggregate Indebtedness to Net Capital		.18 to 1

UNITED FINANCIAL GROUP, LTD.
SUPPLEMENTAL INFORMATION
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of
United Financial Group, Ltd.
Garden City, NY

In planning and performing our audit of the financial statements of United Financial Group, Ltd. (the Company) as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
July 14, 2009